EXHIBIT I



TEEKAY CORPORATION
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY CORPORATION REPORTS
SECOND QUARTER RESULTS

Highlights

- Reported second quarter net income of $78.4 million, or $1.04 per share (including specific items which increased net income by $10.8 million, or $0.14 per share) [1]
- Generated cash flow from vessel operations of $165.2 million
- Signed letter of intent to charter four newbuilding LNG carriers for a period of 20 years
- Ordered two additional newbuilding Aframax shuttle tankers
- Completed acquisition of 50 percent of OMI Corporation for $1.1 billion

Nassau, The Bahamas, August 1, 2007 - Teekay Corporation (*Teekay* or *the Company*) (NYSE: TK) today reported net income of $78.4 million, or $1.04 per share, for the quarter ended June 30, 2007, compared to net income of $20.4 million, or $0.27 per share, for the quarter ended June 30, 2006. The results for the quarters ended June 30, 2007 and 2006 included a number of specific items that had the net effect of increasing net income by $10.8 million, or $0.14 per share, and decreasing net income by $29.4 million, or $0.39 per share, respectively, as detailed in *Appendix A* to this release. Net voyage revenues[2] for the second quarter of 2007 increased to $442.6 million from $311.2 million for the same period in 2006, and income from vessel operations increased to $117.6 million from $68.9 million.

Net income for the six months ended June 30, 2007 was $154.8 million, or $2.07 per share, compared to $122.1 million, or $1.62 per share, for the same period last year. The results for the six months ended June 30, 2007 and 2006 included a number of specific items that had the net effect of increasing net income by $3.4 million, or $0.05 per share, and decreasing net income by $46.8 million, or $0.62 per share, respectively, as detailed in *Appendix A* to this release. Net voyage revenues[2] for the six months ended June 30, 2007 increased to $902.0 million from $703.6 million for the same period in 2006, and income from vessel operations increased to $243.1 million from $211.6 million.

Angola LNG Project

Teekay announced today that a consortium, in which it has a 33% interest, has signed a letter of intent to charter four newbuilding 160,400 cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total. Final award of the charter contract is still subject to certain conditions, which are expected to be met by September 30, 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011.

Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd. have 34% and 33% interests in the consortium, respectively.

In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels.

Acquisition of OMI Corporation

On April 17, 2007, the Company and A/S Dampskibsselskabet TORM (*Torm*) announced they had entered into a definitive agreement to jointly acquire OMI Corporation (*OMI*), a major international owner and operator of Suezmax and product tankers. Under the agreement, Teekay and Torm offered $29.25 per share for the outstanding common shares of OMI, representing a total cost of approximately $2.2 billion, including assumed net debt and transaction costs.

[1] Please read *Appendix A* to this release for information about specific items affecting net income.
[2] Net voyage revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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On June 8, 2007, Teekay and Torm successfully completed the joint acquisition, and most of OMI's assets are expected to be divided equally between the two companies with effect from the beginning of August 2007.

Teekay will acquire seven Suezmax tankers, three Medium Range product tankers and three Handysize product tankers. Teekay will also assume OMI's in-charters of a further six Suezmax tankers and OMI's third party asset management business, the Gemini pool. Teekay and Torm will continue to hold two Medium Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course.

Teekay has accounted for OMI's results using the equity method of accounting for the period of June 1, 2007 to June 30, 2007, and will consolidate the results of OMI's assets from the effective date the assets are divided.

Operating Results

During the second quarter of 2007, fixed-rate businesses generated approximately 69 percent of the Company's cash flow from vessel operations compared to 66 percent in the second quarter of 2006.

The following table highlights certain financial information for Teekay's four main segments; the offshore segment, the fixed-rate tanker segment, the liquefied gas segment, and the spot tanker segment (please read the "Teekay Fleet" section of this release below and *Appendix B* for further details):

	Three Months Ended June 30, 2007 (unaudited)				
(in thousands of U.S. dollars)	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues	210,169	45,195	38,488	148,721	442,573
Vessel operating expenses	74,427	11,822	7,881	14,721	108,851
Time-charter hire expense	39,549	3,981	-	57,717	101,247
Depreciation & amortization	35,627	8,260	11,571	12,637	68,095
Cash flow from vessel operations*	64,398	24,870	25,118	50,777	165,163

	Three Months Ended June 30, 2006 (unaudited)				
(in thousands of U.S. dollars)	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues	114,629	43,344	23,376	129,821	311,170
Vessel operating expenses	22,043	10,411	5,386	13,863	51,703
Time-charter hire expense	40,297	4,165	-	50,241	94,703
Depreciation & amortization	20,856	8,162	8,031	13,108	50,157
Cash flow from vessel operations*	40,973	24,489	14,333	40,934	120,729

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Offshore Segment

The offshore segment is comprised of the Company's fleet of shuttle tankers, floating storage and off-take (*FSO*) units, and floating production storage and offtake (*FPSO*) units.

Cash flow from vessel operations from the Company's offshore segment increased to $64.4 million in the second quarter of 2007, compared to $41.0 million in the second quarter of 2006, primarily due to the acquisition of Teekay Petrojarl ASA in the fourth quarter of 2006 and the consolidation of five 50 percent-owned shuttle tankers effective December 1, 2006.

In July 2007, Teekay exercised options for two additional Aframax shuttle tanker newbuildings, which are scheduled to deliver in the second and third quarters of 2011, respectively, for a total delivered cost of approximately $245 million. These two newbuildings are in addition to the two Aframax shuttle tanker newbuildings ordered in January 2007, which are scheduled to deliver during the third quarter of 2010. It is anticipated that these vessels will be used to service new long-term, fixed-rate contracts, the Company's existing contracts-of-affreightment in the North Sea, or a combination thereof.

In July 2007, Teekay sold its interests in two shuttle tankers to its 59.8 percent owned subsidiary Teekay Offshore Partners L.P. (*Teekay Offshore*), which commenced service under fixed-rate charters upon their delivery. Teekay has also offered to sell an existing FSO to Teekay Offshore in the third quarter of 2007.

In May 2007, Teekay sold a 1987-built shuttle tanker and certain equipment, realizing a gain of $11.6 million.

Fixed-Rate Tanker Segment

The fixed-rate tanker segment includes Teekay LNG's Suezmax fleet and Teekay's directly operated fixed-rate conventional tankers.

Cash flow from vessel operations from the Company's fixed-rate tanker segment increased slightly to $24.9 million in the second quarter of 2007, compared to $24.5 million in the second quarter of 2006.

Liquefied Gas Segment

The liquefied gas segment includes Teekay LNG's fleet of liquefied natural gas (*LNG*) and liquefied petroleum gas (*LPG*) carriers.

The Company's cash flow from vessel operations from its existing LNG and LPG carriers during the second quarter of 2007 was $25.1 million compared to $14.3 million in the second quarter of 2006. This increase is primarily due to the delivery of the three RasGas II LNG carriers which commenced 20-year fixed-rate charters in November 2006, January 2007, and February 2007, respectively.

The Company has ownership interests ranging from 40 percent to 70 percent in six additional LNG newbuildings scheduled to deliver at various dates between the second quarter of 2008 and early 2009, all of which will commence service upon delivery under 20 or 25-year fixed-rate contracts with major energy companies.

Teekay has agreed to sell the following vessels to its 63.7 percent owned subsidiary, Teekay LNG:

· **RasGas 3** - a 40 percent interest in four LNG newbuilding carriers scheduled to deliver during the second quarter of 2008.

· **Tangguh -** a 70 percent interest in two LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009.

Teekay LNG has also agreed to acquire three LPG carriers currently under construction from IM Skaugen ASA (*Skaugen*) upon their delivery from the shipyard between early 2008 and mid-2009. Upon delivery, these vessels will commence 15-year fixed-rate charters to Skaugen.

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Spot Tanker Segment

The Company's spot tanker segment includes its conventional tankers, which are operating on voyage and period out-charters with an initial term of less than three years.

Cash flow from vessel operations from the Company's spot tanker segment increased to $50.8 million for the second quarter of 2007, from $40.9 million for the second quarter of 2006, primarily due to an increase in spot tanker charter rates and an increase in the size of the Company's spot tanker fleet, partially offset by an increase in time-charter hire expense resulting from the sale lease-back of two of the Company's Aframax vessels and higher average in-charter rates.

On a net basis, fleet changes increased the total number of revenue days in the Company's spot tanker segment to 5,207 for the second quarter of 2007, compared to 4,969 for the second quarter of 2006. Revenue days represent the total number of vessel calendar days less off-hire associated with major repairs, drydockings, or mandated surveys. During the second and third quarters of 2007, the Company sold and leased-back a total of four Aframax tankers, resulting in a total gain of $59.6 million, which will be amortized over the respective lease-back periods of five and four years.

During the second quarter of 2007, crude tanker freight rates experienced a seasonal decline from the previous quarter primarily due to refinery maintenance in key consuming regions (led by Asia), North Sea summer oil field maintenance, and production outages in Nigeria. However, crude oil import volumes into the US and China rose over the previous quarter and continued to lend support to long-haul tanker demand. Rates for medium-sized product tankers in the Atlantic basin strengthened, mainly as a result of an increase in US product imports.

The trend of tanker sales for offshore and other conversion purposes continued, moderating overall tanker supply growth. As a result, on a net basis, the world tanker fleet grew by 1.4 percent during the second quarter of 2007.

As of July 13, 2007, the International Energy Agency (*IEA*) forecasted global oil demand growth of 1.5 million barrels per day (*mb/d*) (or 1.8 percent) for 2007. The majority of the year-on-year growth is expected to occur in the second half of the year which should lead to an increase in demand for long-haul OPEC oil production in the second half of 2007.

For 2008, the IEA's estimate for global oil demand growth is 2.2 mb/d (or 2.5 percent), which would be the highest growth rate since 2004.

The following table highlights the operating performance of the Company's spot tanker segment measured in net revenues per revenue day, or time-charter equivalent (*TCE*), and includes the effect of forward freight agreements (*FFAs*) which are entered into as hedges against a portion of the Company's exposure to spot market rates:

		Three Months Ended			Six Months Ended	
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006	
Spot Tanker Segment						
Suezmax Tanker Fleet						
Revenue days	337	424	420	761	780	
TCE per revenue day *	$ 30,134	$ 39,403	$ 26,029	$ 35,396	$ 39,006	
Aframax Tanker Fleet						
Revenue days	2,820	2,678	2,926	5,498	5,852	
TCE per revenue day	$ 31,992	$ 36,904	$ 29,191	$ 34,436	$ 36,754	
Large/Medium-Size Product Tanker Fleet						
Revenue days	1,149	1,120	715	2,269	1,663	
TCE per revenue day	$ 30,010	$ 25,117	$ 26,173	$ 27,438	$ 30,253	
Small Product Tanker Fleet						
Revenue days	901	896	908	1,797	1,804	
TCE per revenue day	$ 15,392	$ 15,780	$ 16,259	$ 15,585	$ 16,711	

*TCE results for the Suezmax tanker fleet include certain FFAs and fixed-rate contracts of affreightment that were entered into as hedges against several of the Company's vessels. Excluding these amounts, TCEs on a revenue-day basis for the quarters ended June 30, 2007, March 31, 2007, and June 30, 2006 would have been $49,876, $45,765 and $33,864 per day, respectively.

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Teekay Fleet

As at July 31, 2007, Teekay's fleet consisted of 182 vessels, including chartered-in vessels, newbuildings on order, vessels being converted to offshore units and the OMI vessels acquired by Teekay, but excluding vessels managed for third parties.

The following table summarizes the Teekay fleet as at July 31, 2007:

| | Number of Vessels [1] | | | |
	Owned Vessels	Chartered-in Vessels	Newbuildings /Conversions	Total
Offshore Segment				
Shuttle Tankers [2]	27	13	4	44
Floating Storage & Offtake ("FSO") Units [3]	5	-	-	5
Floating Production Storage & Offtake ("FPSO") Units [4]	4	-	1	5
Total Offshore Segment	36	13	5	54
Fixed-Rate Tanker Segment				
Conventional Tankers [5]	15	2	2	19
Total Fixed-Rate Tanker Segment	15	2	2	19
Liquefied Gas Segment				
LNG Carriers [6]	7	-	6	13
LPG Carriers	1	-	3	4
Total Liquefied Gas Segment	8	-	9	17
Spot Tanker Segment				
Suezmaxes	7	10	10	27
Aframaxes [7]	20	14	-	34
Large/Medium Product Tankers	14	6	1	21
Small Product Tankers	-	10	-	10
Total Spot Tanker Segment	41	40	11	92
Total	**100**	**55**	**27**	**182**

(1) Excludes vessels managed on behalf of third parties.
(2) Includes six shuttle tankers in which the Company's ownership interest is 50%.
(3) Includes one unit in which the Company's ownership interest is 89%.
(4) Includes four FPSOs owned by Teekay Petrojarl, and one vessel being converted to an FPSO jointly owned by Teekay and Teekay Petrojarl.
(5) Includes eight Suezmax tankers owned by Teekay LNG.
(6) The seven existing LNG vessels are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay's 70% interest in two of the LNG newbuildings and Teekay's 40% interest in four LNG newbuildings upon delivery of the vessels. Excludes Angola LNG Project vessels.
(7) Includes nine Aframax tankers owned by Teekay Offshore and chartered to Teekay

Capital Expenditures and Liquidity

As of June 30, 2007, the Company's remaining capital commitments relating to its portion of newbuildings (including the two recently announced shuttle tanker newbuildings) and conversions, were as follows:

(in millions)	2007	2008	2009	2010	2011	Total
Offshore Segment	$ 79	-	$ 23	$ 231	$ 163	$ 496
Fixed-Rate Tanker Segment	8	59	-	-	-	67
Liquefied Gas Segment	117	191	54	-	-	362
Spot Tanker Segment	35	366	132	-	-	533
Total	$ 239	$ 616	$ 209	$ 231	$ 163	1,458

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Excluding the two Aframax shuttle tankers ordered in July 2007, pre-arranged debt facilities are in place for all of the Company's remaining capital commitments. Additionally, as of June 30, 2007, the Company had total liquidity of $1.9 billion (excluding debt related to capital commitments), comprised of $292.3 million in cash and cash equivalents and $1.6 billion in undrawn credit facilities.

<u>Teekay Tankers</u>

As previously announced, the Company's Board of Directors has approved a plan to create a new publicly-traded entity, Teekay Tankers, that will focus on the conventional tanker business. The Company expects to file publicly with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of the common shares of Teekay Tankers during the second half of 2007.

<u>About Teekay</u>

Teekay Corporation transports more than 10 percent of the world's seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 180 vessels, offices in 17 countries and 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

<u>Earnings Conference Call</u>

The Company plans to host a conference call on Thursday, August 2, 2007 at 11:00 a.m. (ET) to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call and view the Company's earnings presentation through the Company's web site at www.teekay.com.The Company plans to make available a recording of the conference call until midnight Thursday, August 9, 2007, by dialing (866) 245-6755 or (416) 915-1035, access code 185994, or via the Company's web site until September 4, 2007.


For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 844-6654

For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605

Web site: www.teekay.com

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended	
	June 30, 2007 (unaudited)	March 31, 2007 (unaudited)	June 30, 2006 (unaudited)	June 30, 2007 (unaudited)	June 30, 2006 (unaudited)
REVENUES	577,882	583,016	422,587	1,160,898	948,583
OPERATING EXPENSES					
Voyage expenses	135,309	123,560	111,417	258,869	245,028
Vessel operating expenses	108,851	97,441	51,703	206,292	104,927
Time-charter hire expense	101,247	98,501	94,703	199,748	199,127
Depreciation and amortization	68,095	79,263	50,157	147,358	100,641
General and administrative	58,358	58,797	41,456	117,155	81,716
Writedown / (gain) on sale of vessels and equipment	(11,613)	-	1,650	(11,613)	1,043
Restructuring charge	-	-	2,579	-	4,466
	460,247	457,562	353,665	917,809	736,948
Income from vessel operations	117,635	125,454	68,922	243,089	211,635
OTHER ITEMS					
Interest expense	(64,158)	(60,383)	(36,729)	(124,541)	(73,487)
Interest income	23,390	16,168	13,585	39,558	25,686
Income tax (expense) recovery	(287)	4,082	(7,040)	3,795	(10,824)
Equity (loss) income from joint ventures	(2,092)	(1,595)	(851)	(3,687)	294
Foreign exchange gain (loss)	1,214	(5,888)	(21,804)	(4,674)	(33,268)
Minority interest (expense) income	(6,341)	(5,640)	3,871	(11,981)	2,607
Other – net	9,050	4,177	439	13,227	(546)
	(39,224)	(49,079)	(48,529)	(88,303)	(89,538)
Net income	78,411	76,375	20,393	154,786	122,097
Earnings per common share					
- Basic	1.06	1.04	0.27	2.11	1.67
- Diluted	$ 1.04	$ 1.02	$ 0.27	$ 2.07	$ 1.62
Weighted-average number of common shares outstanding					
- Basic	73,843,784	73,129,585	74,253,710	73,488,668	73,209,590
- Diluted	75,310,567	74,545,165	75,784,914	74,929,991	75,509,284

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at June 30, 2007 (unaudited)	As at December 31, 2006 (unaudited)
ASSETS		
Cash and cash equivalents	292,332	343,914
Other current assets	348,157	318,229
Restricted cash – current	119,055	64,243
Restricted cash – long-term	650,738	615,749
Vessels held for sale	-	20,754
Vessels and equipment	5,201,179	4,925,409
Advances on newbuilding contracts	429,171	382,659
Other assets	904,672	515,242
Investment in and advance to OMI Corporation	899,894	-
Intangible assets	221,296	280,559
Goodwill	344,233	266,718
Total Assets	9,410,727	7,733,476
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	277,368	311,088
Current portion of long-term debt	806,931	369,043
Long-term debt	4,313,339	3,350,640
Other long-term liabilities / In process revenue contracts	625,248	720,080
Minority interest	576,604	454,403
Stockholders' equity	2,811,237	2,528,222
Total Liabilities and Stockholders' Equity	9,410,727	7,733,476

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,	
	2007 (unaudited)	2006 (unaudited)
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	152,702	231,696
FINANCING ACTIVITIES		
Net proceeds from long-term debt	1,783,863	569,033
Scheduled repayments of long-term debt	(31,816)	(15,134)
Prepayments of long-term debt	(710,506)	(259,375)
Increase in restricted cash	(79,230)	(430,753)
Repurchase of common stock	(3,035)	(176,903)
Net proceeds from the public offering of Teekay LNG	84,186	-
Other	10,879	(20,122)
Net financing cash flow	1,054,341	(333,254)
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(356,104)	(156,801)
Proceeds from sale of vessels and equipment	118,975	312,972
Purchase of marketable securities	(28,636)	-
Proceeds from sale of marketable securities	49,059	-
Purchase of OMI Corporation	(896,841)	-
Loan to joint ventures	(144,270)	-
Other	(808)	(4,369)
Net investing cash flow	(1,258,625)	151,802
(Decrease) increase in cash and cash equivalents	(51,582)	50,244
Cash and cash equivalents, beginning of the period	343,914	236,984
Cash and cash equivalents, end of the period	292,332	287,228

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TEEKAY CORPORATION
APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company's net income for the three and six months ended June 30, 2007 and 2006, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:

	Three Months Ended June 30, 2007 (unaudited)		Six Months Ended June 30, 2007 (unaudited)	
	$	$ Per Share	$	$ Per Share
Gain on sale of vessels	11,613	0.16	11,613	0.16
Gain on sale of marketable securities	4,836	0.06	4,836	0.06
Foreign currency exchange gains (losses) [1]	2,466	0.03	(1,921)	(0.02)
Deferred income tax expense on unrealized foreign exchange gains [2]	(3,923)	(0.05)	(6,905)	(0.09)
Net effect from non-cash changes in purchase price allocation for acquisition of Teekay Petrojarl ASA [3]	(4,240)	(0.06)	(4,240)	(0.06)
Total	10,752	0.14	3,383	0.05

	Three Months Ended June 30, 2006 (unaudited)		Six Months Ended June 30, 2006 (unaudited)	
	$	$ Per Share	$	$ Per Share
Gain on sale of vessels	500	0.01	1,107	0.01
Foreign currency exchange losses [1]	(15,252)	(0.20)	(24,194)	(0.32)
Deferred income tax expense on unrealized foreign exchange gains [2]	(6,966)	(0.09)	(10,583)	(0.14)
Write down of vessels and equipment	(2,150)	(0.03)	(2,150)	(0.03)
Loss on bond repurchases (8.875% Notes due 2011)	-	-	(375)	-
Restructuring charge	(2,579)	(0.04)	(4,466)	(0.06)
Loss on expiry of options to construct LNG carriers	(3,000)	(0.04)	(6,102)	(0.08)
Total	(29,447)	(0.39)	(46,763)	(0.62)

(1) Foreign currency exchange gains and losses (net of minority owners' share) primarily relate to the Company's debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company's foreign currency exchange gains and losses are unrealized.

(2) Portion of deferred income tax related to unrealized foreign exchange gains (net of minority owners' share).

(3) Primarily from changes in amortization of vessels, intangible assets and in-process revenue contracts relating to the period from October 1, 2006, to June 30, 2007, as a result of adjustments to the purchase price allocation for acquisition of Teekay Petrojarl ASA.

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TEEKAY CORPORATION
APPENDIX B - SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

Three Months Ended June 30, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues (1)	210,169	45,195	38,488	148,721	442,573
Vessel operating expenses	74,427	11,822	7,881	14,721	108,851
Time-charter hire expense	39,549	3,981	-	57,717	101,247
Depreciation and amortization	35,627	8,260	11,571	12,637	68,095
General and administrative	24,627	4,522	5,489	23,720	58,358
Gain on sale of vessels and equipment	(11,613)	-	-	-	(11,613)
Income from vessel operations	47,552	16,610	13,547	39,926	117,635

Three Months Ended March 31, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues (1)	220,149	44,029	37,472	157,806	459,456
Vessel operating expenses	62,714	11,690	6,458	16,579	97,441
Time-charter hire expense	41,317	3,837	-	53,347	98,501
Depreciation and amortization	45,722	8,468	10,794	14,279	79,263
General and administrative	25,506	4,476	5,199	23,616	58,797
Income from vessel operations	44,890	15,558	15,021	49,985	125,454

Three Months Ended June 30, 2006
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues (1)	114,629	43,344	23,376	129,821	311,170
Vessel operating expenses	22,043	10,411	5,386	13,863	51,703
Time-charter hire expense	40,297	4,165	-	50,241	94,703
Depreciation and amortization	20,856	8,162	8,031	13,108	50,157
General and administrative	11,316	4,279	3,657	22,204	41,456
Writedown / (gain) on sale of vessels and equipment	1,950	-	-	(300)	1,650
Restructuring charge	-	-	-	2,579	2,579
Income from vessel operations	18,167	16,327	6,302	28,126	68,922

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TEEKAY CORPORATION
APPENDIX B - SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

Six Months Ended June 30, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	430,318	89,224	75,960	306,527	902,029
Vessel operating expenses	137,141	23,512	14,339	31,300	206,292
Time-charter hire expense	80,866	7,818	-	111,064	199,748
Depreciation and amortization	81,349	16,728	22,365	26,916	147,358
General and administrative	50,133	8,998	10,688	47,336	117,155
Gain on sale of vessels and equipment	(11,613)	-	-	-	(11,613)
Income from vessel operations	92,442	32,168	28,568	89,911	243,089

Six Months Ended June 30, 2006
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	241,899	87,357	48,330	325,969	703,555
Vessel operating expenses	45,442	21,355	9,619	28,511	104,927
Time-charter hire expense	86,066	8,317	-	104,744	199,127
Depreciation and amortization	42,040	16,311	15,987	26,303	100,641
General and administrative	21,747	8,133	7,292	44,544	81,716
Writedown / (gain) on sale of vessels and equipment	1,845	-	-	(802)	1,043
Restructuring charge	-	-	-	4,466	4,466
Income from vessel operations	44,759	33,241	15,432	118,203	211,635

(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the proposed initial public offering of Teekay Tankers, and the timing of filing a registration statement relating to the offering; the Company's expectations regarding the timing of the division of OMI's assets; the Company's future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; expected demand in the offshore oil production sector and the demand for vessels; the Company's future capital expenditure commitments and the financing requirements for such commitments; the timing of newbuilding deliveries; the commencement of charter contracts; the Company being awarded LNG vessels and associated long-term contracts to service the Angola LNG Project; and the level of OPEC oil production in the second half of 2007. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the potential inability of Teekay to integrate OMI's operations successfully; conditions in the United States capital markets, changes affecting the conventional tanker market, and the need for the SEC to declare effective a registration statement relating to the offering of Teekay Tankers; changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the potential that the conditions for the Angola LNG Project are not met; changes affecting the offshore tanker market; shipyard production delays; the Company's future capital expenditure requirements; the Company's, Teekay LNG's and Teekay Offshore's potential inability to raise financing to purchase additional vessels; and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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